Edsoma Inc., a Nevada Corporation

Independent Accountant's Review Report
and Financial Statements (unaudited)

As of November 30, 2021 and
for the period from
April 28, 2021 (date of inception)
to November 30, 2021

Paris, Kreit & Chiu CPA LLP
200 Park Ave, Suite 1700
New York, NY 10166
(949) 326-CPAS (2727)

Independent Accountant's Review Report

To Management and Board of Directors,
Edsoma Inc.

We have reviewed the accompanying financial statements of Edsoma Inc. (the "Company"), which comprise the balance sheet as of November 30, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the period from April 28, 2021 (date of inception) to November 30, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered loss from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Paris Kreit & Chiu CPA LLP

Paris, Kreit & Chiu CPA LLP
New York, NY
February 8, 2022

EDSOMA INC.		
BALANCE SHEET (unaudited)		
As of November 30, 2021		
ASSETS		
CURRENT ASSETS		
Cash	$	37,807
Prepaid expenses	$	5,835
Loan to shareholder	$	360,589
Total current assets		**404,231**
TOTAL ASSETS	**$**	**404,231**
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	5,596
Credit Card liabilities	$	4,645
Payroll Liabilities	$	32,000
Total current liabilities	**$**	**42,241**
TOTAL LIABILITIES	**$**	**42,241**
STOCKHOLDER'S EQUITY		
Preferred stock, $0.0001 par value, 50,000,000 shares authorized; no shares issued and outstanding		
Common stock, $0.0001 par value, 150,000,000 shares authorized; 10,000,000 shares issued and outstanding	$	1,000
Additional paid-in capital	$	499,000
Accumulated deficit	$	(138,010)
Total stockholder's equity	**$**	**361,990**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**404,231**

The accompanying notes are an integral part of these unaudited financial statements.

EDSOMA INC.		
STATEMENT OF OPERATIONS (unaudited)		
For the period April 28, 2021 (date of inception)		
through November 30, 2021		
Net revenues	$	-
Gross Profit	$	-
Operating Expenses:		
General and administrative	$	5,351
Legal and Professional	$	35,673
Research and Development	$	28,161
Sales and Marketing	$	12,118
Software and Web Services	$	16,707
Contractual Staff Expense	$	40,000
Total expenses	**$**	**138,010**
NET LOSS	**$**	**(138,010)**

The accompanying notes are an integral part of these unaudited financial statements.

EDSOMA INC.					
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (unaudited)					
For the period April 28, 2021 (inception) through November 30, 2021					
	Common stock				
	Shares	**Amount**	**Additional paid-in capital**	**Accumulated deficit**	**Total stockholder's equity**
Balance as of April 28, 2021	-	$ -	$ -	$ -	$ -
Issue of Common Shares	10,000,000	$ 1,000	$ 499,000	$ -	$ 499,000
Net loss	-	-	-	$ (138,010)	$ (138,010)
Balance as of November 30, 2021	**10,000,000**	**$ 1,000**	**$ 499,000**	**$ (138,010)**	**$ 360,990**

The accompanying notes are an integral part of these unaudited financial statements.

EDSOMA INC.		
STATEMENT OF CASH FLOWS (unaudited)		
For the period April 28, 2021 (inception) through November 30, 2021		
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(138,010)
Adjustments to reconcile net loss to net cash used in operating activities:		
Organizational expenses paid by shareholder	$	14,411
Changes in operating assets and liabilities:		
Increase in Prepaid Expense	$	(5,835)
Increase in Accounts payable	$	5,596
Increase in Credit Card liabilities	$	4,645
Increase in Payroll Liabilities	$	32,000
Net cash flows used in operating activities	**$**	**(87,193)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of share capital	$	125,000
Net cash flows provided by financing activities	**$**	**125,000**
NET CHANGE IN CASH	**$**	**37,807**
CASH, BEGINNING OF PERIOD	$	-
CASH, END OF PERIOD	**$**	**37,807**
Non-cash financing activities:		
Loan to Shareholder in lieu of common stock of the company	$	360,589
Organizational expenses paid by shareholders in lieu of common stock of the company	$	14,411

The accompanying notes are an integral part of these unaudited financial statements.

Note 1 – Description of business and nature of activities

Edsoma, Inc., ("the Company"), was formed in as a Nevada "C" Corporation on April 28, 2021. Edsoma provides a platform designed to improve family quality time. Through online interactive video opportunities, it provides resources to enhance adult to child, child to child, and child to self-reading. With live follow-along technology, it ensures that children's reading will be improved and corrected where needed. Parents, teachers, and significant others can join in using our video calling feature that enables any password-protected individual to join the reader with their existing or newly selected reading material, from anywhere with Internet access. The Company has the opportunity to impact the way children learn and assist parents and teachers in the development of students in their education.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on November 30. The Company has no interest in variable interest entities and no predecessor entities.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned, and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheet.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. The Company has a cash balance of $37,807.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include public health epidemics or outbreaks, recession, downturn or otherwise, competition from large companies entering the market. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to largely operate with funding from founders, its Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties towhich it extends funds, and as such, it believes that any associated credit risk exposures are limited. The revenue model is a monthly subscription based using credit card processors and little A/R from customers will be carried on the books. We anticipate less than 1% of our monthly revenue is at risk from refunds to customers or non-payment from credit card processors.

Revenue Recognition

The Company will recognize revenue from the sale of products and services in accordance with ASC 606," RevenueRecognition" following the five steps procedure:
Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Through the period from April 28, 2021 (date of inception) till November 30, 2021, the Company earned no revenue. Revenue-producing product is planned to be launched in March of 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as incurred. The Company expensed $12,118 as advertising, marketing (social media ads), promotional items, and conferences during the fiscal year. It is the intention to continue to fund marketing efforts at a greater pace as funds are available and revenue begins to add to the cash flow.

General and Administrative

General and administrative expenses consist of travel, telephone/Internet, and other miscellaneous expenses totaling $5,351. The Company incurred $138,010 of total costs during the fiscal period.

Legal and Professional Expenses

Legal and Professional Expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and business development. The Company incurred $75,673 as legal and professional services costs during the period. This expense includes an employment contract for management staff until the initial funding event occurs when the management team will convert to full-time employees.

Research and Development Expense

We incur research and development costs during the process of developing our technologies and future product offerings. Research and Development Expense comprises mainly of Software development cost incurred by the Company and other software services consumed in relation to R&D. The Company expenses research and development costs as incurred. The Company incurred $28,161 as Research and Development cost during the period.

Note 3 – Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Note 4 – Commitments And Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 – Equity

The Company has authorized 150,000,000 shares of Common Stock and 50,000,000 of preferred stock of which 10,000,000 common shares are issued to the founders and 2,000,000 common shares are on reserve for existing ISO (Incentive Stock Options), consultants/advisors and future key hires with a par value of $.0001 per share. Common Shareholders are entitled to one vote per share.

Founder shares are issued and held in escrow until full payment of $250,000 each for a total of $500,000 is received from the founders. We hold promissory notes for the amount owed and reported on the Balance Sheet as a Loan to Founder receivable as allowed by Texas state law and shares held in escrow until issued directly to the appropriate party.

Note 6 – Employees Stock Option Plan

The Board of Directors has approved the issuance of 800,000 Incentive Stock Options to key employees as an added extraordinary item of compensation with a vesting period of 4 years in continuous association with the Company with a 25% vestment after the first year. The options are valued at $0.05 per share the current market value per share of the Company's outstanding common stock, the value of the Company's tangible and intangible assets, the present value of the Company's future cash-flows, the market value of equity interests of similar entities engaged in substantially similar businesses, recent arm's length transactions involving the sale or transfer of the Company's common stock, discounts for lack of marketability of the common stock. The Company will expense the difference between par and market value at the time of vestment. Each individual is provided a document detailing all the options, requirements, and possible outcomes included in their offer of employment. The term is extended to a period of 10 years from grant and beyond the disillusion of the Company if any.

Note 7 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception and may continue to generate losses. The financial statements do not include any adjustments that might result from its inability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements are reported is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period.

However, the Company is confident that they have enough funding for the timeline outlined on their Pro-forma projections for expenses and planned revenue generation. Market and consumer acceptance of their product will determine their ability to continue business as well as add new revenue sources and channels from existing clients. Marketing data accumulated till date shows that interest remains high for a platform that assists with reading and reading comprehension. The Company continues to get clickthrough rates indicating that 35,000 plus downloads of the app are to be expected monthly. This rate exceeds 150% of the projections that lead to the revenue model.

Note 8 – COVID-19

The spread of COVID-19 government mandates has severely impacted many local economies around the world. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures were taken, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. World stock markets have also experienced great volatility. Governments and central banks have responded with monetary and fiscal interventions to manipulate economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Note 9 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through February 8, 2022, the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events other than those mentioned below:

Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFE notes.
The Company is attempting to raise a maximum amount of up to $1,070,000 in this offering. The Company must receive commitments from investors totaling the minimum amount of $50,000 by the offering deadline listed for the fundraise to be considered successful.

The Crowdfunded Offering is being made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee on the funds raised in this offering. This fee only applies to investments of less than $25,000 and is taken from proceeds upon close of the round.